UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Ellison Eyewear, Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation
Delaware

Date of organization
March 19, 2014

Physical address of issuer
314 West Institute Place, Loft 2E, Chicago, IL 60610

Website of issuer
www.WearEllison.com

Name of intermediary through which the offering will be conducted
OpenDeal Inc., dba Republic

CIK number of intermediary
0001672732

SEC file number of intermediary
007-00046

CRD number, if applicable, of intermediary
283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
5.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
A commission equivalent to 2.0% of the securities being issued in this Offering

Type of security offered
SAFE (Simple Agreement for Future Equity)

Target number of securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$400,000

Deadline to reach the target offering amount
January 31, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
1

	Most recent fiscal year-end (December 31, 2016)	Prior fiscal year-end (December 31, 2015)
Total Assets	$92,768.00	$124,737.00
Cash & Cash Equivalents	$31,025.00	$51,953.00
Accounts Receivable	$281.00	$7,563.00
Short-term Debt	$490,464.00	$254,618.00
Long-term Debt	$101,439.00	$201,439.00
Revenues/Sales	$109,786.00	$95,660
Cost of Goods Sold	$31,567.00	$31,525.00
Taxes Paid	$0.00	$0.00
Net Income	$(167,815.00)	$(144,934.00)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands


November 21, 2017

FORM C

Up to $400,000.00

Ellison Eyewear, Inc.





SAFE (Simple Agreement for Future Equity)


This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Ellison Eyewear, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in SAFE (Simple Agreement for Future Equity) of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000 and up to $400,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of securities that can be purchased is $50.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section of this Memorandum entitled "The Offering and the Securities—The Securities". In order to purchase Securities, a prospective investor must make a commitment on www.republic.co. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through OpenDeal Inc., dba Republic (the "Intermediary"). The Intermediary will be entitled to receive 2% of the Securities being issued and 5% of the amount raised in this Offering.

	Price to Purchasers	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$50.00	$2.50	$47.50
Aggregate Minimum Offering Amount	$25,000.00	$1,250.00	$23,750.00
Aggregate Maximum Offering Amount	$400,000.00	$20,000.00	$380,000.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the foregoing service fees and commissions, the Intermediary will receive a commission equivalent to 2% of the Securities being issued in this Offering.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these securities are exempt from registration. An issuer filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is November 21, 2017.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE

INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or

should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018. Once posted, the annual report may be found on the Company's website at: www.WearEllison.com.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least three annual reports pursuant to Regulation CF;
(4) the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the exhibits hereto. Each prospective Purchaser is urged to read this Form C and the exhibits hereto in their entirety.

Ellison Eyewear, Inc. (the "Company") is a Delaware Corporation, incorporated on March 19, 2014. The Company was formerly known as Ellison Sunglasses, Inc.

The Company is located at 314 West Institute Place, Loft 2E, Chicago, IL 60610.

The Company's website is www.WearEllison.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our securities, you should only consider the information contained in this Form C.

The Business

Ellison Eyewear designs, manufactures, and distributes handmade Greek eyewear to the American market. The company sells their frames through four different sales channels: online, direct to consumer, corporate, and retail distribution.

The Business Plan
The Company designs, manufactures, and markets Greek handmade eyewear through traditional channels, as well as through an innovative online program developed by the Company to expand on the lifetime value per customer.

The Offering

Minimum amount of SAFEs (Simple Agreements for Future Equity) being offered	25,000
Total Units of SAFEs outstanding after offering (if minimum amount reached)	152,280*
Maximum amount of Units of SAFE (Simple Agreement for Future Equity)	400,000
Total Units of SAFEs outstanding after offering (if maximum amount reached)	427,280*
Purchase price per Security	$1.00
Minimum investment amount per investor	$50.00
Offering deadline	January 31, 2018
Use of proceeds	See the description of the use of proceeds on page 19 hereof.
Voting Rights	See the description of the voting rights on page 28 hereof.

*The total number of SAFEs outstanding is subject to increase in an amount equivalent to OpenDeal Inc. dba Republic's commission of 2% of the Securities issued in the Offering(s).

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products is highly competitive.
We face competition in the eyewear industry with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. One company in particular, Luxottica Group S.p.A. ("Luxottica"), holds a virtual monopoly in the industry, holding a controlling stake in major eyewear brands, such as Lenscrafters, Sunglass Hut and Target Optical, and producing sunglasses and prescription frames for major designer brands, such as Chanel and Prada. Luxottica and other of our competitors, such as JAND Inc., dba Warby Parker ("Warby Parker"), have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in

recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide the raw materials and major components of our products.
We outsource production of our eyewear frames to manufacturers in Greece and Italy, and we depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of raw materials or major components for our products, or from whom we acquire such items, do not provide the raw materials or major components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular component.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, and lack of alternative sources. If production or service were interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.
We obtain these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

We are required to comply with various import laws and export control and economic sanctions laws, which may affect our transactions with certain customers, business partners and other persons and dealings between our employees and contractors.
In certain circumstances, export control and economic sanctions regulations may prohibit the export of our products. In other circumstances, we may be required to obtain additional export licenses before exporting our products. Compliance with the various import laws that apply to our businesses can restrict our access to, and increase the cost of obtaining, certain products and at times can interrupt our supply of imported inventory.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on John Roa, Ravi Patel, and Aristotle Loumis who are, respectively, an advisor, co-founder, and co-founder and chief executive officer of the Company. The Company has or intends to enter into employment agreements with Aristotle Loumis and other key personnel, although there can be no assurance that it will do so or that such persons will continue to be employed or engaged by the Company for a particular period of time. The loss of any of John Roa, Ravi Patel, or Aristotle Loumis could harm the Company's business, financial condition, cash flow and results of operations.

We rely on third-party suppliers for the materials used in the manufacturing of our products.

In 2016, the following suppliers provided the following percentage of the listed services, inputs or raw materials: Nea Optiki S.A.: 30% of our gross manufacturing; Carl Zeiss AG: 30% of our eyewear lenses; and Mazzucchelli 1849 S.p.A.: 30% of acetate needed for our eyewear frames.

If any of these suppliers changed its sales strategy to reduce its reliance on distribution channels, or decided to terminate its business relationship with us, sales and earnings could be adversely affected until we are able to establish relationships with suppliers of comparable products. Any delay or interruption in manufacturing operations (or failure to locate a suitable replacement for such suppliers) could materially adversely affect our business, prospects, or results of operations. Most of our agreements with suppliers are terminable by either party on short notice for any reason. Although we believe our relationships with these key suppliers are good, they could change their strategies as a result of a change in control, expansion of their direct sales force, changes in the marketplace or other factors beyond our control, including a key supplier becoming financially distressed.

We rely on various intellectual property rights, including trademarks, in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on John Roa, Ravi Patel, and Aristotle Loumis in order to conduct its operations and execute its business plan. However, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any of John Roa, Ravi Patel, and Aristotle Loumis die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.
While the Company has prepared reviewed financial statements in connection with this Offering, we have not prepared any audited financial statements to date. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the United States, and various foreign jurisdictions.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payments, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences for our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.
The prices of the components of our products, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of raw materials and fuel prices. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of raw materials, as well as packaging materials provided by third-party suppliers. We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.
A disruption in production at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls could adversely impact our results of operations.
We may be required to recall certain of our products should they be mislabeled, tampered with or damaged. A product recall could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the quality of our products.

Changes in raw material and manufacturing input prices could adversely affect our business and results of operations.
Because pricing for the majority of our cellulose specialty fibers customers is set annually, we typically have very limited ability to pass along fluctuations in costs to customers after pricing has been established. Raw material costs and energy are a significant operating expense. The cost of raw materials and energy can be volatile and are susceptible to rapid and substantial increases due to factors beyond our control, such as changing economic conditions, political unrest, instability in energy-producing nations, and supply and demand considerations. Price increases and general volatility could adversely affect our business and results of operations.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.
We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

The potential impact of failing to deliver products on time could increase the cost of our products.
In most instances, we guarantee that we will deliver a product by a scheduled date. If we subsequently fail to deliver the product as scheduled, we may be held responsible for cost impacts and/or other damages resulting from any delay. To the extent that these failures to deliver occur, the total damages for which we could be liable could significantly increase the cost of the products; as such, we could experience reduced profits or, in some cases, a loss for that contract. Additionally, failure to deliver products on time could result in damage to customer relationships, the potential loss of customers, and reputational damage which could impair our ability to attract new customers.

Many of our customers do not commit to long-term production schedules, which makes it difficult for us to schedule production accurately and achieve maximum efficiency of our manufacturing capacity.
Many of our customers do not commit to firm production schedules and we continue to experience reduced lead-times in customer orders. Additionally, customers may change production quantities or delay production with little

lead-time or advance notice. Therefore, we rely on and plan our production and inventory levels based on our customers' advance orders, commitments or forecasts, as well as our internal assessments and forecasts of customer demand. The variations in volume and timing of sales make it difficult to schedule production and optimize utilization of manufacturing capacity. This uncertainty may require us to increase staffing and incur other expenses in order to meet an unexpected increase in customer demand, potentially placing a significant burden on our resources. Additionally, an inability to respond to such increases may cause customer dissatisfaction, which may negatively affect our customers' relationships.

Further, in order to secure sufficient production scale, we may make capital investments in advance of anticipated customer demand. Such investments may lead to low utilization levels if customer demand forecasts change and we are unable to utilize the additional capacity. Additionally, we order materials and components based on customer forecasts and orders and suppliers may require us to purchase materials and components in minimum quantities that exceed customer requirements, which may have an adverse impact on our results of operations. Such order fluctuations and deferrals may have an adverse effect on our business and results of operations.

Failure to execute our opportunistic buying could adversely affect our business.
We purchase the majority of our inventory opportunistically, with our buyers purchasing close to need. While opportunistic buying provides our buyers the ability to buy at desirable times and prices, in the quantities we need and into market trends, it places considerable discretion in our buyers, subjecting us to risks related to the pricing, quantity, nature and timing of inventory flowing to our stores. If we are unable to provide frequent replenishment of fresh, high quality, attractively priced merchandise in our stores, it could adversely affect traffic to our stores as well as our sales and margins. We base our purchases of inventory, in part, on our sales forecasts. If our sales forecasts do not match customer demand, we may experience higher inventory levels and need to markdown excess or slow-moving inventory, leading to decreased profit margins, or we may have insufficient inventory to meet customer demand, leading to lost sales, either of which could adversely affect our financial performance.

We need to purchase inventory sufficiently below conventional retail to maintain our pricing differential to regular department and specialty store prices and to attract customers and sustain our margins, which we may not achieve at various times and which could adversely affect our results.

Our business may be adversely affected by catastrophic events and extreme or unseasonable weather conditions.
Unforeseen events, including war, terrorism and other international conflicts, public health issues and natural disasters such as earthquakes, hurricanes or tornadoes, whether occurring in the United States or abroad, could disrupt our supply chain operations, international trade or result in political or economic instability. Any of the foregoing events could result in property losses, reduce demand for our products or make it difficult or impossible to obtain merchandise from our suppliers.

Decreases in discretionary consumer spending may have an adverse effect on us.
Our eyewear products are products that consumers may view as discretionary items rather than necessities. As a result, our results of operations are sensitive to changes in macroeconomic conditions that impact consumer spending, including discretionary spending. Difficult macroeconomic conditions, particularly high levels of unemployment, also impact our customers' ability to obtain consumer credit. Other factors, including consumer confidence, employment levels, interest rates, tax rates, consumer debt levels, and fuel and energy costs could reduce consumer spending or change consumer purchasing habits. Slowdowns in the U.S. or global economy, or an uncertain economic outlook, could adversely affect consumer spending habits and our results of operations.

If we do not continue to source new products, our ability to compete will be undermined, and we may be unable to implement our business plan.
Our ability to compete in the direct marketing industry and to expand into the traditional retail environment depends to a great extent on our ability to develop or acquire new innovative products under particular brands and to complement these products with related families of products under those brands. If we do not source new products as our existing products mature through their product life cycles, or if we do not develop related families of products under our brands, we will not be able to implement our business plan, and the value of your investment may decrease.

Our business and results of operations may be adversely affected if we are unable to maintain our customer experience or provide high quality customer service.
The success of our business largely depends on our ability to provide superior customer experience and high-quality customer service, which in turn depends on a variety of factors, such as our ability to continue to provide a reliable and user-friendly website interface for our customers to browse and purchase our products, reliable and timely delivery of our products, and superior after sales services. Our sales may decrease if our website services are

severely interrupted or otherwise fail to meet our customer requests. Should we or our third-party delivery companies fail to provide our product delivery and return services in a convenient or reliable manner, or if our customers are not satisfied with our product quality, our reputation and customer loyalty could be negatively affected. In addition, we also depend on our call center and online customer service representatives to provide live assistance to our customers. If our call center or online customer service representatives fail to satisfy the individual needs of customers, our reputation and customer loyalty could be negatively affected and we may lose potential or existing customers and experience a decrease in sales. As a result, if we are unable to continue to maintain our customer experience and provide high quality customer service, we may not be able to retain existing customers or attract new customers, which could have an adverse effect on our business and results of operations.

We depend upon designers, vendors and other sources of merchandise, goods and services.
Our business could be affected by disruptions in, or other legal, regulatory, political or economic issues associated with, our supply network. Our relationships with established and emerging designers have been a significant contributor to our past success. Our ability to find qualified vendors and access products in a timely and efficient manner is often challenging, particularly with respect to goods sourced outside the United States. Our procurement of goods and services from outside the United States is subject to risks associated with political or financial instability, trade restrictions, tariffs, currency exchange rates, transport capacity and costs and other factors relating to foreign trade. In addition, our procurement of all our goods and services is subject to the effects of price increases, which we may or may not be able to pass through to our customers. All of these factors may affect our ability to access suitable merchandise on acceptable terms, are beyond our control and could negatively affect our business and results of operations.

Our advertising and marketing efforts may be costly and may not achieve desired results.
We incur substantial expense in connection with our advertising and marketing efforts. Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

We may be required to collect sales tax on our direct marketing operations.
With respect to the direct sales, sales or other similar taxes are collected primarily in states where we have retail stores, another physical presence or personal property. However, various states or foreign countries may seek to impose sales tax collection obligations on out-of-state direct mail companies. A successful assertion by one or more states that we should have collected or should be collecting sales taxes on the direct sale of our merchandise could have an adverse effect on our business.

Government regulation is evolving and unfavorable changes could harm our business.
We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet, e-commerce, electronic devices, and other services. Existing and future laws and regulations may impede our growth. These regulations and laws may cover taxation, privacy, data protection, pricing, content, copyrights, distribution, mobile communications, electronic device certification, electronic waste, energy consumption, environmental regulation, electronic contracts and other communications, competition, consumer protection, web services, the provision of online payment services, information reporting requirements, unencumbered Internet access to our services, the design and operation of websites, the characteristics and quality of products and services, and the commercial operation of unmanned aircraft systems. It is not clear how existing laws governing issues such as property ownership, libel, and personal privacy apply to the Internet, e-commerce, digital content, and web services. Jurisdictions may regulate consumer-to-consumer online businesses, including certain aspects of our seller programs. Unfavorable regulations and laws could diminish the demand for our products and services and increase our cost of doing business.

Risks Related to the Securities

The SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the SAFE may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the SAFE. Because the SAFE has not been registered under the Securities Act or under the securities laws of any state or non-U.S. jurisdiction, the SAFE has transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the

Securities Act or other securities laws will be effected. Limitations on the transfer of the SAFE may also adversely affect the price that you might be able to obtain for the SAFE in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 86.24% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Purchasers will not become equity holders until the company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. Except for certain "Major Investors," Purchasers will have no say in whether their securities are converted in any Equity Financing. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity securities that Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B

Preferred Share holders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C-AR and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
Ellison Eyewear designs, manufactures, and distributes handmade Greek eyewear to the American market. The company sells their frames through four different sales channels: online, direct to consumer, corporate, and retail distribution.

Business Plan
Ellison Eyewear has focused on the development of wholesale and pop-up and direct advertising as our main revenue generating channels, given their higher up-front conversion rates and the branding opportunities available through additional exposure. With the wholesale and pop-up processes streamlined, this sales channel is ready for growth and only requires additional customer intake to advance our scaling efforts. Teams will be hired on to push

those efforts with monthly goals outlined for the brick and mortar fronts. This sales channel's main purpose is for brand development and testing to continue building the Ellison brand and image.

Our growth strategy is currently two-tiered, simultaneously focusing on brand development and sales growth. Educating our consumer on our brand, product, and mission is completed through our online and direct marketing efforts, where we test and control every aspect of the consumer's, both direct and indirect, experience and interaction with the Ellison brand. Our goal is to have every new customer walk away with an experience that then makes then a brand ambassador for us moving forward. Second, sales growth is being achieved by developing consumer facing programs that directly address pain points that eyewear buyers commonly experience. Our innovative online membership program is in place to prolong the lifetime value of each customer while continuing to build and spread the network within the community that we are building. As we continue to further establish the brand name, we have adjusted our price point ($125-$188) to be more accessible for our target audience.

For more information, see our offering page attached hereto as Exhibit C.

History of the Business
The Company was incorporated in Delaware in March 2014. Aristotle Loumis began actively marketing the Company in July 2014, having been in development for two years prior to its initial launch.

The Company's Products and/or Services

Product / Service	Description	Current Market
Sunglasses	High-quality eyewear using Mazzucchelli acetates and Carl Zeiss lenses	Retail, corporate, online, and direct-to-consumer.

In addition to generating sales through our online website, we also partner with retailers located within the United States and worldwide (e.g. Illinois, Iowa, Nebraska, Greece, Canada and California). We also have various corporate partners and regularly attend pop-up market opportunities.

Competition
The Company's primary competitors are Luxottica and Warby Parker.

Supply Chain and Customer Base
The raw materials required to make our frames are sourced from Italy and housed within the manufacturing plant of our manufacturing partner in Greece. They are a successful, family operated company with a proven track record and abilities.

The Company is dependent on the following suppliers:

Supplier or Description	Service, input or raw material provided	Percent of such service, input or raw material from such supplier
Nea Optiki	Manufacturing Partner	30.0%
Mazzucchelli	Acetates for Frames	30.0%
Carl Zeiss	Lenses	30.0%

Independent boutique and optical locations, marketing/advertising organizations, e-commerce, direct to consumer higher end pop-up opportunities.

Intellectual Property and Research and Development

Trademarks

Application or Registration #	Goods/Services	Mark	File Date	Registration Date	Country
4673289	Eyewear, Sunglasses, Eyewear and Sunglasses Cases	Ellison	July 10, 2014	November 3, 2014	USA

Due to the direct nature of a substantial percentage of our sales and our ability to leverage our manufacturers' extensive knowledge on the latest trends, we currently have little to no R&D expenditures. We estimate our R&D budget will be $5,000 once the Company begins to scale.

Real Property
The Company owns or leases the following real property:

Property Address	Own or Lease	Description
Opus Environments 314 West Institute Pl, Loft 2E Chicago, IL 60610	Lease	Main company office that is currently rented.

Governmental/Regulatory Approval and Compliance
The Company is dependent on the following regulatory approvals:

Product or Service	Government Agency	Type of Approval	Grant Date
Medical	FDA	Yearly Licensing	August 15, 2017

Yearly FDA approval of our frames as a medical device is required in order to import all of the frames that are generated through our manufacturing partners in Greece.

Litigation
None

Other
The Company's principal address is 314 West Institute Place, Loft 2E, Chicago, IL 60610.

The Company's telephone number is (319) 594-4634.

The Company conducts business in Illinois.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$1,250	5.00%	$20,000
Estimated Attorney	5.00%	$1,250	0.50%	$2,000

Fees				
Estimated Accountant/Auditor Fees	5.00%	$1,250	0.50%	$2,000
Marketing	10.00%	$2,500	5.00%	$20,000
Research and Development	0.00%	$0	2.00%	$8,000
Manufacturing	20.00%	$5,000	12.00%	$48,000
Equipment Purchases	0.00%	$0	3.00%	$12,000
Future Wages	16.00%	$4,000	30.00%	$120,000
General Working Capital	17.00%	$4,250	3.50%	$14,000
Dues & Subscriptions	10.00%	$2,500	3.00%	$12,000
Rent/Lease	0.00%	$0	7.50%	$30,000
Shipping Fees	0.00%	$0	8.00%	$32,000
Job Materials	0.00%	$0	1.50%	$6,000
Promotional Materials	0.00%	$0	3.00%	$12,000
Travel Fees	0.00%	$0	4.00%	$16,000
Sales Event Fees	0.00%	$0	3.50%	$14,000
Subcontractor Fees	12.00%	$3,000	8.00%	$32,000
Total	**100%**	**$25,000**	**100%**	**$400,000**

The Company plans to use the funds based on a 3-year projections calendar. Proceeds from this Offering will be used to off set higher initial fixed costs, and will progressively be offset by the sales generated by the company as it scales.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds if the currently planned allocation of funds is not yielding forecasted revenues.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Aristotle Loumis

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Founder: November 2013 – Present
Chief Executive Officer, President, Treasurer, Secretary and Director: March 2014 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
University of Iowa Venture School: Alumni Speaker, July 2014 - Present
Chicago Leadership Alliance (CLA): Member, January 2016 - Present
University of Iowa Venture School EO Fellowship Program: Graduate, July 2014 - July 2016

Education
University of Iowa, Pre-Med/Business Marketing

Name
Ravi Patel

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-Founder and Investor: November 2013 – Present
Director: March 2014 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Hawkeye Hotels Inc.: President, 2006 - Present
BuiltByIowa, LLC: Co-Founder/Lead Investor, 2013 - Present
Higher Learning Technologies Inc.: Board of Directors/Lead Investor, 2013 - Present
TelePharm, LLC Manager/Lead Investor, 2013 - Present
U.S. House of Representatives: Candidate for 1st Congressional District in Iowa, January 2015 - July 2015

Education
University of Iowa - Henry B. Tippie College of Business Management and Entrepreneurship

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Aristotle Loumis

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Founder: November 2013 – Present
Chief Executive Officer, President, Treasurer, Secretary and Director: March 2014 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
University of Iowa Venture School: Alumni Speaker, July 2014 - Present
Chicago Leadership Alliance (CLA): Member, January 2016 - Present
University of Iowa Venture School EO Fellowship Program: Graduate, July 2014 - July 2016

Education
University of Iowa, Pre-Med/Business Marketing

Control/Major Decisions
The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Issuance of additional securities	Board of Directors

Incurrence of indebtedness	Chief Executive Officer/President (as authorized by the Board of Directors)
Sale of property, interests or assets of the Company	Chief Executive Officer/President (as authorized by the Board of Directors)
Determination of the budget	Chief Executive Officer/President (as authorized by the Board of Directors)
Determination of business strategy	Chief Executive Officer/President (as authorized by the Board of Directors)
Dissolution of liquidation of the Company	Board of Directors (as authorized by the Stockholders)

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of a breach of loyalty against the Company or its stockholders, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has one employee in Illinois. The Company does not currently have any employment agreements in place.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Common Stock
Amount outstanding	840,529
Voting Rights	Each stockholder shall have one vote for each share of stock entitled to vote held of record by such stockholder and a proportionate vote for each fractional share so held, unless otherwise provided by law or in the Company's certificate of incorporation. Each stockholder of record entitled to vote at a meeting of stockholders may vote in person or may authorize any other person or persons to vote or act for him by written proxy executed by the stockholder or his authorized agent or by a transmission permitted by law and delivered to the Secretary of the corporation. No stockholder may authorize more than one proxy for his shares.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Notes/Bonds being offered	The Board of Directors and the stockholders could authorize and issue additional shares of common stock at a later date. The availability of such common stock and its potential future issuance may be dilutive and could adversely affect the value of the Securities offered hereunder.

Percentage ownership of the Company by holders of Common Stock	88.59%[1]

(1) The percentage ownership of the Company by the holders of these securities takes into account the remaining 54,350 shares of common stock that are unissued but reserved for the Company's option pool.

Type of security	Options (Non-Qualified Stock Options)
Amount outstanding	19,361
Voting Rights	Each option is convertible into shares of the Common Stock. Upon conversion of their options, the holders shall have one vote for each share of stock entitled to vote held of record by such stockholder and a proportionate vote for each fractional share so held, as described under "Common Stock" above.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Notes/Bonds being offered	The Board of Directors and the stockholders could authorize and issue additional options at a later date. The availability of any Common Stock convertible from such options and its potential future issuance may be dilutive and could adversely affect the value of the Securities offered hereunder.
Percentage ownership of the company by holders of the Non-Qualified Stock Options (assuming conversion)	2.04%[1]

(1) The percentage ownership of the Company by the holders of these securities takes into account the remaining 54,350 shares of common stock that are unissued but reserved for the Company's option pool.

Type of security	Convertible Promissory Notes
Amount outstanding	$150,000
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Notes/Bonds being offered	The Convertible Promissory Notes may convert into shares of Preferred Stock of the Company upon the occurrence of a qualified financing of $750,000. The availability of such Preferred Stock may be dilutive and such Preferred Stock will have greater rights than the Securities offered hereunder.
Percentage ownership of the company by holders of the Convertible Promissory Notes (assuming conversion)	3.63%[1]

(1) The percentage ownership of the Company by the holders of these securities takes into account the remaining 54,350 shares of common stock that are unissued but reserved for the Company's option pool.

Securities issued pursuant to Regulation CF:

Type of security	SAFEs (Simple Agreements for Future Equity)
Amount outstanding	$124,784*
Voting Rights	None
Anti-Dilution Rights	None

*The total number of SAFEs outstanding is subject to increase in an amount equivalent to OpenDeal Inc. dba Republic's commission of 2% of the Securities issued in the Offering(s).

The Company does not currently have any debt outstanding.

The Company has conducted the following prior securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Promissory Notes	9	$150,000.00	General Working Capital	July 24, 2015	Rule 506(b)
SAFE (Simple Agreement for Future Equity)	127,280*	$124,784	General Working Capital?	December 5, 2016	Regulation CF

*The total number of SAFEs outstanding exceeds the amount raised due to Republic taking a commission equivalent to 2% of the securities raised in the Offering.

Valuation
Based on the Offering price of the Securities, there has been no pre-Offering value ascribed to the Company.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership
A majority of the company is owned by Aristotle Loumis and Patel Enterprises, LLC. Eleven investors hold minority ownership positions in the Company upon conversion of their convertible promissory notes.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own (assuming conversion of all convertible securities and taking into account the Company's Option Pool).

Name	Percentage Owned Prior to Offering
Patel Enterprises, LLC	51.43%
Aristotle Loumis	34.81%

Following the Offering, the Purchasers will own 0% of the Company. The Purchasers will not hold equity in the Company until the conversion of their SAFEs.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information.

Operations

We continue to see an upwards trend in sales over the next few years, even without adding additional contractors or employees. As we continue to grow our team and expand our operations pursuant to our three-year plan, this upwards trend will only continue to increase. The Company currently requires $12,500 a month to sustain operations.

Liquidity and Capital Resources

The proceeds of the Offering are not necessary to the operations of the Company.

In addition to the proceeds from the Offering, the Company is currently in closing discussions with two additional investors. Capital from such investors is necessary to the operations of the Company, and will be used to offset operating expenses and estimated costs of future projects required to grow sales channels.

Capital Expenditures and Other Obligations

The Company has made the following material capital expenditures in the past two years: purchase of a company vehicle and trailer (e.g. for product roadshows). The Company does not intend to make any additional material capital expenditures in the foreseeable future.

Material Changes and Other Information

None

Trends and Uncertainties

The Company does not currently believe it is subject to any trends or uncertainties.

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 400,000 SAFEs (Simple Agreement for Future Equity) for up to $400,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by January 31, 2018 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $400,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a first-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. A third-party valuation or appraisal has not been prepared for the business in connection with this Offering.

In order to purchase the Securities, you must make a commitment to purchase on the Intermediary's website at www.republic.co. Purchaser funds will be held in escrow with PrimeTrust, LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The

Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering after five (5) days from reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscriptions are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $50.00.

The Offering is being made through OpenDeal Inc., dba Republic. The following three fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fee (%)
5.0

Commission/Fee (flat)
None

Stock, Warrants and Other Compensation
A commission equivalent to 2% of the Securities being issued in this Offering

Transfer Agent and Registrar
The transfer agent and registrar for the Securities is KoreConX Corp.

The Securities
We request that you please review our organizational documents and the SAFE in conjunction with the following summary information.

Authorized Capitalization
At the initial closing of this offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 10,000,000 shares of common stock, par value $0.0001 per share, of which 840,529 shares will be issued and outstanding.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Purchasers to any dividends.

Conversion
Upon each future equity financing of greater than $2,000,000 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). Except for Securities held by Purchasers of at least $25,000 worth of Securities ("Major Investors"), the Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series securities equal to the greater of the quotient obtained by dividing the amount the Purchaser paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $8,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the securities sold in such Equity Financing multiplied by 80%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing
If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price. Major Investors shall have the right to determine whether to convert their Securities upon the first Equity Financing.

Conversion Upon a Liquidity Event Prior to an Equity Financing
In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $8,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's common stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchasers and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing
In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution
If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other Safes (on an as converted basis based on a

valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Purchaser pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or when converted.

The following table sets forth who has the authority to make the certain Company appointments:

Appointment of the Board of Directors of the Company	Stockholders
Appointment of the Officers of the Company	Board of Directors

The Company does not have any voting agreements or any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings following the conversion of the SAFEs will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer

The Securities being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS. TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of ten percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted no transactions with related persons.

Sales Transaction

Related Person/Entity	Immediate and extended family of the Chief Executive Officer
Relationship to the Company	None
Total amount of money involved	$5,000
Benefits or compensation received by related person	None
Benefits or compensation received by Company	General sales transaction
Description of the transaction	Certain family members have purchased the Company's eyewear products in support of the business and vision.

Conflicts of Interest
The Company has not engaged in any transactions or relationships which may give rise to a conflict of interest with the Company, its operations and its security holders.

OTHER INFORMATION
None

Bad Actor Disclosure
None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Aristotle Loumis
(Signature)

Aristotle Loumis
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Aristotle Loumis
(Signature)

Aristotle Loumis
(Name)

Director
(Title)

11/21/17
(Date)

Ravi Patel
(Signature)

Ravi Patel
(Name)

Director
(Title)

11/21/17
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Video Transcript
Exhibit C   Offering Page

EXHIBIT A
Financial Statements

ELLISON EYEWEAR, INC.

Unaudited Financial Statements for the Years Ended December 31, 2016 and 2015

ELLISON EYEWEAR, INC.
BALANCE SHEET
As of December 31, 2016 and 2015
(Unaudited)

	2016	2015
TOTAL ASSETS		
Current Assets:		
Cash and cash equivalents	$31,025	$51,953
Accounts receivable	281	7,563
Inventory	28,304	59,871
Deferred expense	19,866	0
Total Current Assets	79,476	119,387
Non-Current Assets:		
Property and equipment, net	13,292	5,350
Total Non-Current Assets	13,292	5,350
TOTAL ASSETS	$92,768	$124,737
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable	$0	$2,500
Credit cards payable	7,265	0
Accrued liabilities	71,606	52,118
Short-term loan	66,593	0
Convertible debt	145,000	0
Convertible debt – related party	0	0
Notes payable related party – current	200,000	200,000
Total Current Liabilities	490,464	254,618
Non-Current Liabilities:		
Convertible debt	0	100,000
Convertible debt – related party	101,439	101,439
Total Non-Current Liabilities	101,439	201,439
TOTAL LIABILITIES	591,903	456,057
Stockholders' Equity (Deficit):		
Common stock, 10,000,000 shares authorized, par value $0.0001; 818,230 shares issued and outstanding as of December 31, 2016 and 2015	82	82
Accumulated deficit	(499,217)	(331,402)
Total Stockholders' Equity (Deficit)	(499,135)	(331,320)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$92,768	$124,737

See accompanying notes to the financial statements.
See Independent Accountant's Review Report.

ELLISON EYEWEAR, INC.
STATEMENT OF OPERATIONS
For the Years Ended December 31, 2016 and 2015
(Unaudited)

	2016	2015
Revenues, net	$109,786	$95,660
Cost of revenues	31,567	31,525
Gross Profit (Loss)	78,219	64,135
Operating Expenses:		
General and administrative	220,713	176,443
Sales and marketing	16,992	24,413
Total Operating Expenses	237,705	200,856
Operating Loss	$(159,486)	$(136,721)
Interest Expense	8,329	8,213
Net Loss	(167,815)	$(144,934)

See accompanying notes to the financial statements.
See Independent Accountant's Review Report.

ELLISON EYEWEAR, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

For the Years Ended December 31, 2016 and 2015

(Unaudited)

	Common Stock			
	Shares	**Common Stock**	**Accumulated Deficit**	**Total Stockholders' Equity (Deficit)**
Balance as of January 1, 2015	818,230	$82	$(186,468)	(186,386)
Net Loss			(144,934)	(144,934)
Balance as of December 31, 2015	818,230	82	(331,402)	(331,320)
Net Loss			(167,815)	(167,815)
Balance as of December 31, 2016	818,230	$82	$(499,217)	$(499,135)

See accompanying notes to the financial statements.
See Independent Accountant's Review Report.

ELLISON EYEWEAR, INC.
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2016 and 2015
(Unaudited)

Cash Flows From Operating Activities	2016	2015
Net Loss	$(167,815)	$(144,934)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	2,093	600
Changes in operating assets and liabilities:		
(Increase) decrease in accounts receivable	7,282	(4,075)
(Increase) decrease in inventory	31,567	27,278
(Increase) decrease in deferred expense	(19,866)	0
Increase (decrease) in accounts payable	(2,500)	2,500
Increase (decrease) in credit cards payable	7,265	0
Increase (decrease) in accrued liabilities	19,488	34,281
Increase (decrease) in short term loan	66,593	0
Net Cash Used In Operating Activities	(55,893)	(84,350)
Cash Flows From Investing Activities		
Purchase of property and equipment	(10,035)	0
Net Cash Used In Investing Activities	(10,035)	0
Cash Flows From Financing Activities		
Proceeds from convertible debt	45,000	100,000
Proceeds from convertible debt – related party	0	25,000
Proceeds from note payable related party	0	0
Net Cash Provided By Financing Activities	45,000	125,000
Net Change In Cash and Cash Equivalents	(20,928)	40,650
Cash and Cash Equivalents, at Beginning of Period	51,953	11,303
Cash and Cash Equivalents, at End of Period	31,025	51,953
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$0	$0
Cash paid for income taxes	$0	$0

See accompanying notes to the financial statements.
See Independent Accountant's Review Report.

5

NOTE 1 - NATURE OF OPERATIONS

Ellison Eyewear, Inc. (which may be referred to as the "Company", "we," "us," or "our") incorporated on March 19, 2014 ("Inception") in the State of Delaware. On June 19, 2014, the Company changed its name from Ellison Sunglasses, Inc. to Ellison Eyewear, Inc. The Company's headquarters is located in Chicago, Illinois.

Ellison Eyewear is an eyewear brand that practices social and environmental responsibility. Ellison Eyewear frames are handmade using high quality Mazzucchelli 1849 acetate by our team in Greece. Our value proposition is built on an insight and a returning-revenue model that is changing how people purchase eyewear. We encourage people to get lost (travel, live, adventure) and in the process, inevitably lose their glasses. Our membership and CRM approach then allows people access to the latest pairs at a reduced cost, while keeping the Company margins intact. This approach drives stronger loyalty among people considering higher priced or alternative eyewear companies.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Reclassifications

Certain prior year amounts have been reclassified for consistency with the current period presentation. These reclassifications had no effect on the reported results of operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

Accounts Receivable

Accounts receivable are reported net of allowance for expected losses. It represents the amount management expects to collect from outstanding balances. Differences between the amount due and the amount management expects to collect are charged to operations in the year in which those differences are determined, with an offsetting entry to a valuation allowance. As of December 31, 2016 and 2015, no allowance was recorded as all receivables are expected to be collected.

Inventory

Inventories consist primarily of finished goods eyewear. Inventories are recorded at the lower of cost or market, using the first-in, first-out method (FIFO). As of December 31, 2016 and 2015, inventories consisted of finished goods.

Property and Equipment

Property and equipment, which includes computer equipment, are stated at cost.

Depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the respective assets.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Accounting for Convertible Notes and Securities with Beneficial Conversion Features

The Company reviews the terms of convertible debt and equity instruments it issues to determine whether there are derivative financial instruments, including an embedded conversion option that is required to be bifurcated and accounted for separately as a de1ivative financial instrument. In circumstances where a host investment contains more than one embedded derivative instrument, including a conversion option. that is required to be bifurcated, the bifurcated derivative instruments are accounted for as a single compound derivative investment. Also, in connection with the sale of convertible debt and equity investments, the Company may issue freestanding warrants that may, depending on their terms, be accounted for as derivative liabilities rather than as equity.

The discount from the face value of the convertible debt, together with the stated interest on the instrument, is amortized over the life of the investment through periodic charges to interest expense, using the effective interest method.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income truces represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. At December 31, 2016 and 2015, the Company has established a full allowance against all deferred tax assets.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant trucing authority based on its technical merit.

Revenue Recognition

We recognize revenue when the following four criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed or determinable; and (4) collectability is reasonably assured. Revenue, net of promotional discounts, is deferred at the time cash is collected and recognized at the time risk of ownership transfers to the customer.

Revenues are recognized when the risk of ownership and title passes to our customers, which is generally at the time of shipment in the wholesale channel and at the point of purchase in the retail and e-commerce channels, net of returns. Generally, we extend credit to our wholesale customers and do not require collateral.

Organizational Costs

In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Sales Taxes

Various states impose a sales tax on the Company's sales to non-exempt customers. The Company collects the sales tax from customers and remits the entire amount to each respective state. The Company's accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Shipping and Handling Costs

Shipping and handling costs are recorded as cost of revenue and amounts billed to customers for shipping and handling costs are recorded in revenue.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In May 2014, FASB issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

See Independent Accountant's Review Report.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In August 2016, FASB issued ASU No. 2016-15 "Statement of Cash Flows (Topic 230)." ASU 2016-15 provides classification guidance for certain cash receipts and cash payments including payment of debt extinguishment costs, settlement of zero-coupon debt instruments, insurance claim payments and distributions from equity method investees. The standard is effective on January 1, 2018, with early adoption permitted. The Company is currently in the process of evaluating the impact the adoption will have on its financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – INVENTORIES

In October 2016, the Company entered into an inventory purchase and consignment agreement with a third party. Per the terms of the agreement, the third party will purchase inventory on our behalf, for which they are the owner of record. The inventory will be sent to the Company on Consignment whereby the Company will owe the third party for each inventory unit sold, per the terms of the agreement, plus a 10% fee. Revenue share fees shall be paid within 35 days of the related sale. The project was scheduled to be funded October 16, 2016 with payouts starting March 2017 and ending in August 2017. Monthly payouts are tied to sales and may be higher in some months and lower in other months.

At December 31, 2016, inventories consisted of $28,304 of finished goods.

NOTE 4 – DEBT

Short Term Loan

The Company used a debt crowdfunding campaign to finance the purchase of inventory. See Note 3 for more information on the terms of this campaign. As of December 31, 2016, the balance of this short term debt is $66,593. The Company finished paying off this debt in October 2017.

Convertible Debts

During 2015, to fund operations, the Company entered into a series of convertible note agreements with third parties totaling $100,000. During 2016, the Company entered into additional convertible note agreements totaling $45,000, for a cumulative total of $145,000. The notes bear interest at 6% per annum, and have a maturity date of January 1, 2017, and accordingly, are reflected as short term in the accompanying balance sheet for December 31, 2016, and as long term for December 31, 2015.

Each of the notes in this series contains both optional and automatic conversion features. An automatic conversion can be triggered upon a qualified financing, defined as a transaction or series of transactions in which the Company sells equity for aggregate proceeds of at least $750,000. In such instance the notes and interest thereon are convertible in equity securities sold in the qualified financings at a 20% discount to the per share price paid by the investors of the qualified financing. If upon maturity, an automatic conversion has not occurred, the holder at their option may convert the outstanding principal and interest thereon into common stock at a price per share assuming a $4,000,000 valuation of the Company divided by the aggregate number of outstanding shares of the Company's common stock on a fully diluted basis as of the maturity date. As of December 31, 2016, the balance of these Convertible Debts totals $145,000. As discussed in the Subsequent Events Footnote below, these notes converted in 2017.

Convertible Debt - Related Party

On February 5, 2015, the Company memorialized a convertible note payable with a related party for $100,000 for advances made to the Company to date for operating capital. Of the total $76,439 was received in 2014 and $25,000 was received in 2015. Accordingly, the Company received $1,439 in excess of the notes stated value. The convertible note payable is due February 4, 2018 and bears interest at 4% per annum, payable annually on February 4 of each year, starting on February 4, 2016. The note is automatically convertible upon a qualified financing, defined as a transaction or series of transactions in which the Company sells equity for aggregate proceeds of at least $250,000, into equity securities sold in the qualified financings at the price paid per share by investors in the qualified financing. The note contains a cross-default provision such that upon an event of default, this note and any additional obligations to the lender, including the note payable - related party disclosed below, become immediately due and payable without demand or notice. As of December 31, 2016, the balance of this Convertible Debt is $101,439.

Notes Payable - Related Party

On February 5, 2015, the Company memorialized an unsecured note payable with a related party for $200,000 for advances made to the Company for operating capital. Of the total, $70,000 was received prior to Inception for operating capital and $130,000 was received in 2014. The note payable is due on demand and bears interest at 4% per annum compounded annually. The proceeds from this not were received during and prior to the Company's Inception date for operating capital. All advances have been captured in the year received. As of December 31, 2016, the balance of this note payable is $200,000.

As of December 31, 2016, future payouts by year are as follows for the above described debt:

2017	345,000
2018	101,439
Thereafter	0
Total	446,439

NOTE 5 –COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company.

The Company rents office space on a month-to-month basis. Rent expense for 2016 and 2015 was $4,569 and $15,653, respectively.

The Company has not paid certain payroll taxes on wages earned by employees. As of December 31, 2016 and 2015, $47,924 and $38,033, respectively, of accrued payroll related taxes is included within accrued liabilities on the accompanying balance sheets. Such amounts may be subject to penalties and interest from federal and state government agencies

NOTE 6 – STOCKHOLDERS' DEFICIT

Common Stock

We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0.0001.

Founders' Shares

The founders received 818,230 shares of common stock upon Inception.

See Independent Accountant's Review Report.

Stock Options

As of the date of these financial statements, the Company has not yet adopted a stock plan for the issuance of stock options. The Company has entered into service agreements with advisors that outline general terms in which they will receive in aggregate 19,361 stock options in the future; however, no options have been or will be formally granted or approved until a stock plan is in place.

NOTE 7 – INCOME TAXES

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. From inception to December 31, 2016, the Company had net operating losses of approximately $499,217. The Company is subject to Federal and State income taxes at rates and has used an effective blended rate of 34% to derive a net deferred tax asset of approximately $169,734. Due to the uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating losses before they expire, the Company has recorded a valuation allowance to reduce the net deferred tax asset to zero, and accordingly, has not recorded an income tax provision or benefit for the year ended December 31, 2016 or the period ended December 31, 2015.

Based on federal and state tax returns filed or to be filed through December 31, 2016, we had available approximately $499,217 in United States ("U.S.") and state tax net operating loss carryforwards, pursuant to the Tax Reform Act of 1986, which assesses the utilization of a Company's net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure. Net operating loss carryforwards start to expire 2034 or 20 years for federal income and state tax reporting purposes.

The Company is subject to tax in the U.S and files tax returns in the U.S. Federal jurisdiction and Illinois state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

NOTE 8 – RELATED PARTY TRANSACTIONS

Related Party Debts

See Note 4 for related party note payable and convertible debt.

Note 9 – GOING CONCERN

Since inception, we have relied upon debt financing to fund operating losses. As of December 31, 2016, we had negative working capital and we will incur additional costs prior to becoming profitable. Operating at a loss and having negative cash flows from operations for the first several years of business is typical in the retail industry; thus, raising capital is a top priority in order for the Company to continue its development. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from its proposed Regulation Crowdfunding campaign, additional debt and/or equity financings, and funds from revenue producing activities when such can be realized. There are no assurances that we will be able to raise capital on terms acceptable to us. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 10 – SUBSEQUENT EVENTS

Short-Term Loan Paid Off

The Company finished paying off the Short-Term Loan in October 2017.

Convertible Note Conversion

As of September 2017, all non-related party convertible notes converted. In connection with this conversion, the Company issued 42,141 shares of Common Stock.

See Independent Accountant's Review Report.

Anticipated Crowdfunded Offering

The Company is offering up to 400,000 Simple Agreement for Future Equity ("SAFEs") for up to $400,000 (the "Crowdfunded Offering"). The Company is attempting to raise a minimum amount of $25,000 in the Crowdfunded Offering and up to $400,000 maximum. The company must receive commitments from investors totaling the minimum amount by January 31, 2018 (the "Offering Deadline") in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Inc., dba Republic (the "Intermediary"). The Intermediary will be entitled to receive a 5% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through November 21, 2017, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Video Transcript

ELLISON REPUBLIC CAMPAIGN TRANSCRIPTION

In 2016, Ellison set out to prove that high quality craftsmanship products can thrive while also giving back to communities. Thanks to your unwavering belief and investment in an innovative eyewear brand, our last crowdfunding campaign became one of the fastest and most successfully funded companies on Republic, raising nearly 4x our initial goal. 70 % of our collection was already sold out within just 90 days after launching. And this year, we launched our newest BlueTech glasses line which are not only stylish, but also protects you from 99.9% of the most dangerous UV light you will experience daily thanks to a special lens coating we apply to each pair. Since the completion of our last Republic campaign, we have seen a 50% increase in all Club Ellison members with over 20% reoccurring while experiencing 260% growth year after year for 3 consecutive years. When it comes to funding a growing company, there's an old way of raising capital, and then there's a new way. We're forging the new. Ellison has been a poster child for the successes and the merits of equity crowdfunding, and it continues with our featured premiere on "Meet the Drapers," one of the most highly anticipated shows to air this season starring the Drapers of Silicone Valley. Our media attention does not stop there. Ellison has been recognized globally as a premium brand featured on some of the top TV shows and some of your most familiar celebrities.

So why is our campaign important? Because we know that it's not fair or practical to be extorted by the billion-dollar sunglass companies. We know what it feels like to lose sunglasses. We are people too, it happens. The real problem is that the billion-dollar sunglass companies know you are going to lose your sunglasses. In fact, their banking on it. Here's the problem: the eyewear industry is controlled by two large players. What they do is they buy the rights and licensing to some of your favorite brand names such as Oakley, Chanel, Ray-Ban, Prada, Gucci. What they do is they pay these designers a licensing fee, put it on their products, and charge you 10 to 20 times more than it costs to manufacture them. Not only that, whether you are buying your products at the Pearl Vision, the For Eyes, or the Sunglass Huts of the world, you are actually buying from those same two large players while they are reaping huge profits at your expense.

We are going to do things differently at Ellison and turn the industry upside down with your help. We empower communities to do social good. With over 40 homes built in Nicaragua, and built the first of many Ellison market places to aid the Syrian refugee crisis in Greece. We are going to demonstrate that you can make stylish, high-quality sunglasses with every purchase doing some good in the world. Here's how we're going to do it: we have re-created the customer path to purchase cycle with our innovative club Ellison concept. And because we know that people lose sunglasses so often, we are going to replace them for you at exclusive membership pricing. We won't penalize people when life happens. We are going to continue to build relationships with our loyal customers and share the social and economic benefits with them directly. To win in the space we have to do things differently. We have to think big and form long lasting relationships with our customers. Our customers want high quality stylish products. We got that. Our customers want to do business with companies that do good in this world. We do that. So we have taken the time to build strong relationships with other great companies and visionaries. You may know Marcus Lemonis from the CNBC the profit, and now he is Ellison's newest brand advocate. Ellison will extend our footprint with exclusive partnerships in his internationally recognized retail chain.

We are disrupting this market. And our numbers are proof that if you do something honest, people will join. We want to change the consumer experience for people. We will continue to provide the best

products and sources for our customers, but we want to go deeper than that. We want to empower people to join us in all of life's adventures big or small. We want to change this world and look good while doing it. I started this company with a goal: to build it into a community of people who value the importance of getting lost in order to get found. We invite you to join our journey.

EXHIBIT C
Offering Page



Company Name	Ellison Eyewear
Logo	
Headline	Solving your lost glasses problem while bringing back true craftsmanship



**Cover
photo**



Hero Image



Tags

Social Impact, Consumer Goods, Lifestyle, B2C, E-commerce, Sunglasses, Fashion

Pitch text

In 2016, Ellison set out to prove that high-quality craftsmanship products can thrive while also giving back to communities. Thanks to your unwavering belief and investing in an innovative eyewear brand, our last crowdfunding campaign become **one of the fastest and most successfully funded companies on Republic, raising nearly 4x our initial goal**. Your investment supported Ellison to reach the epic milestones below:

FEATURED IN "MEET THE DRAPERS"



To be featured on:

MEET THE DRAPERS
FIRST EQUITY CROWDFUNDING
REALITY TV SERIES

SONY ENTERTAINMENT TELEVISION

- 70% of our new collection was already sold-out within 90 days from launching
- Globally recognized premium brand featured on top TV shows and on celebrities
- 50% increase of ClubEllison members since completion of the last Republic campaign
- An "eye for an eye" world mission that has restored eyesight to over 3,500 people in need.
- Empowers our community to do social good. Over 40 homes built in Nicaragua, and built the first of many Ellison Marketplaces to aid the Syrian refugee crisis in Greece.

- **260% YoY growth** for three consecutive years
- Featured exclusively in Marcus Lemonis' new flagship retail chain
- Backed by Huizenga Capital Group, Roa Ventures, BuildByIowa Ventures, and former Luxottica/LensCrafters VP executives

Innovating a $140B market opportunity.

We started with three simple beliefs: quality matters, there needs to be a better way we access a product we use in daily life without paying extravagant prices for it, and all of this could be done while giving back.

Since our successful investment round on Republic, we have launched and sold out our new collection of sunglasses and our new BlueTech™ line.




OUR LATEST ELLISON EYEWEAR PROTECTS AGAINST 99.9% OF ALL UVA
AND UVB HARMFUL LIGHT WHILE MAINTAINING THE EXCEPTIONAL QUALITY
THAT CUSTOMERS HAVE COME TO EXPECT FROM OUR PREMIUM BRAND

But despite our growth and successes, this is a $140 billion market opportunity by 2020. The eyewear industry is run by a handful of giant corporations, who own the rights and licenses to today's biggest fashion brands and use outdated distribution channels. Sadly, consumers are still paying higher, unfair prices for lower quality products than they deserve because of a monopolized industry stagnant in changing for the better and the good. The status quo is not easy to change. But we have proven we can sure as hell do it.


THE MONOPOLIZATION OF AN INDUSTRY
MANY BARRIERS FOR NEW COMPANIES
OVER-INFLATION OF PRICING
USE OF LOWER QUALITY MATERIALS
OUTDATED FOCUS ON BRICK & MORTAR

People invest because Ellison does it right.

1. Strives for the highest quality. Period.

2. Does good and has an integrated social mission.

3. Focuses on customers with a lifetime client service model.



1. The Highest Quality. Period.

We are heroically setting our ourselves apart from the rest of the pack of established brands by putting quality in the forefront of why we do what we do. And by doing so, we have created a premium brand that can revival established brands in quality and

price. Our designs are timeless, and our quality is principled in perfection.


GERMAN ENGINEERED 5 BARREL
TEFLON HINGES
SIGNATURE
ENGRAVING
CR-39 POLARIZED LENSES
PREMIUM STEEL FRAME
SECRET ELLISON MESSAGE
REAL RIVETS
TEMPLE TIP DETAIL

Here's how we build amazing glasses:

Handmade



Every pair of Ellison sunglasses and BlueTechs™ are handcrafted in a family-owned workshop in Greece.

Finest Italian materials



We're using only the finest Italian materials, metals and glass. Every pair is made using the highest quality Italian Mazzucchelli 1849 acetate.

56-step QA

Ellison's **quality assurance** process is 2x more rigorous than the industry standard, ensuring that every pair is built to timeless perfection before it leaves our artisan's hands, and arrives in yours.

It's in the details:



German Engineered 5 Barrel Teflon Hinges

Ellison's come equipped with 5 barrel stainless steel hinges. This sturdy hinge provides integrity, durability, and comfort while keeping your temples straight. Teflon coated screws help block and secure the thread components thus avoiding loosening of screws and nuts.

Real Rivets

Pins in the frame and temples of our sunglasses provide structural integrity, while adding a touch of flare to our designs.



Ergonomic Nose Bridge

We have created our latest line using the best in ergonomic designs. Our frames ensure supreme lasting comfort after long hours of use.

Temple Tip Detail

We engrave our Trademarked "E" on a galvanized metal cap on the left temple tip of every pair, highlighting our attention to detail and certifying your pair is authentic.



CR-39 Polarized Lenses

Tested more thoroughly against any standard law the optical industry requires, our Ellison's come equipped with the highest quality CR-39 Polarized lenses to deliver the same superior optics found in the top optical brands in the world.

Signature Engraving

A metal-etched trademarked "E" is also used as a subtle lens badge, promising genuine quality of Ellison frames and lenses.



Ellison BlueTech™ Product Highlight

A special BlueTech™ lens coat makes our Ellison BlueTech™ line one of a kind. Our BlueTech™ glasses protect against 99.9% of the most dangerous UV-blue light you will face daily.

Designer Quality Comparison

Features*	Competitor #1 Economical		Competitor #2 Luxury		Ellison Club Ellison	
Frame Construction	Low Quality Plastic	✗	Handmade Acetate	✓	Handmade Acetate	✓
Quality Lenses	Low Quality Plastic	✗	Heavy Glass	✓	Carl Ziess CR39	✓
Hinges	Single Barrel	✗	5 Barrel	✓	5 Barrel	✓
Gender	Unisex	✓	Unisex	✓	Unisex	✓
Charitable	No	✗	No (Corporate Monopoly)	✗	Avavind Eye Care System	✓
Affordability	Yes	✓	No	✗	Yes	✓
Coverage	No	✗	No	✗	Life Time Coverage	✓
Free Shipping	No	✗	No	✗	Free Priority Shipping	✓
Average Price	$50		$180+		$75	

* averages for products based at the different listed price points

2. Look Good, Do Good.

Companies must have a bigger purpose. Our mission is to make the best glasses and do good in this world. Through our close relationships with our customers, we are able to empower them to engage in social outreach and community development programs.



Giving back is core to our culture

"It's time we give the power back to the people and build companies that solve the problems they want solved."

-Aristotle Loumis, Ellison Founder

We provide a tangible way for our community to be the change they want to see in the world. We have been on a quest for the last three years, providing eyesight to those in need and building homes that create safe spaces for those who need it.

Every year, our team sponsors multiple impact-travel excursions with local partners dedicated to closing the gap on social issues and those who want to help solve them. We allow our community to truly involve themselves, first hand, in an immersive philanthropic experience alongside like-minded journeyers, while exploring some of the most beautiful corners of earth.



To date, our community has built 40 new homes in Nicaragua for families living in slum conditions. While just this past year, in the face of the Syrian refugee crises, we packed our bags and headed to Greece where we built the first of many Ellison Marketplaces

to aid the Syrian refugee crisis.



Giving a gift of sight

Each purchase helps pave the way to helping make eyesight care more accessible.







HELP A CHILD TO SEE

MEDICAL TRAINING

BUILDING EYE CLINICS

With every pair of sunglasses and Club Ellison membership sold, Ellison will provide sight to somebody in need in one of three ways:

1) Spectacles for children

The results of giving glasses to the child are miraculous – have access to basic eye care makes the difference in children's education.

2) Building Vision Centers for the poor

Many rural areas don't have access to basic eye care. Our donations help build eye care centers to provide help to people in need.

3) Training eye health personnel

Along with the shortage of eye care access, the rural clinics that do exist lack trained staff. Our donations help train the personnel to provide basic eye care.

---

3. Our Members, Our Community, Our Customers.

Other brands take advantage of the nature of the game: that sunglasses get lost, broken or stolen all the time. In fact, other brands bet on it to make short-sighted profits. Ellison turns the tides, and converts customers into a loyal community with the creation of the Club Ellison Membership. We focus on the long-term and putting our customers first. When we put the customer first, we break through the clutter to be their go-to point versus other brands.





A Club Ellison membership is insurance for your Ellison frames. It targets 3 unaddressed pain points experienced by tens of millions of customers of high-end frames:





BREAK IT   **LOSE IT**   **STEAL IT**

Should something happen to a Club Ellison member's glasses, they have access to our entire collection at exclusive membership pricing. *50% off retail*




How It Works

ADD CLUB ELLISON TO YOUR CART, ALONGSIDE A FULL PRICED PAIR OF GLASSES

CREATE AN ACCOUNT ON CHECKOUT (THIS IS IMPORTANT!)

THE NEXT TIME YOU LOGIN, YOU WILL BE RECOGNIZED AS A CLUB ELLISON MEMBER, AND AUTOMATICALLY RECEIVE AMAZING PRICING!

Members also become part of a community that acknowledges and rewards living experiences, instead of punishing you for it.

4. Ellison Making News.

Our story and message is continually being picked up by news outlets, fashion blogs, business blogs and TV and has garnered notable features and PR across top publications and national media outlets for our novel approach to addressing global problems and our dedication to craftsmanship.



"Ellison is not only disrupting the eyewear industry, but it's disrupting the way you raise capital and build companies."

-Scott Kitun, Technori CEO

Celebrity Spotting

Ellison glasses have become integrated into pop culture with the support of celebrities. We've had notable features on some of the most recognized faces in the entertainment industry, Mario Lopez, The Fray, Kelly Clarkson, Jennie Garth, Terri Seymour, Pia Toscano, Marc Malkin, Carolina Liar, Novak Djokovic, Kendall Jenner, with music artists like Post Malone, FKi 1st, Lil Wayne and Waka Flocka Flame, just to name a few and are the premier sunglass brand for Fox's breakout drama Empire for the second season in a row. We have just been signed for other hit shows such as Chicago PD, Chicago MD and Chicago Fire.

ON TV











Empire
Ellison
OFFICIAL SUNGLASS PARTNERSHIP
FOR THE FOX #1 HIT SHOW "EMPIRE"

CELEBRITIY SPOTTINGS

WAKA FLOCKA FLAME
WORN BY WAKA FLOCKA, US RAPPER

IN PRINT

Stars
HIT THE TOWN
Life Style
inTouch
WEEK
FAVORITE PICKS!

5. Branding & Marketing.

The crowded eyewear space is currently focused on an outdated traditional retail model versus cost suppression and customer experience CRM-based model.



Data-Driven

Our deeply embedded CRM has allowed us one-to-one customer feedback from thousands of clients. This gives us real-time design and deployment insights that is typically not available at scale or without the use of a third party.

We can stay informed and responsive to current and quickly changing customer needs and trends thanks to our CRM-based model.

Emotional Connection

Ellison's marketing takes an aggressive approach in how we communicate with our consumer and how we differentiate from our competitors. This approach will communicate the tangible value of the brand and the deeper emotional connection that current competitor brands are not leaning into.

MEET OUR TARGET CONSUMERS

DEMOGRAPHIC:
PROFESSIONAL

AGE: 20—32
HOUSEHOLD INCOME: ~$40K+
LIFESTYLE: PROFESSIONAL, STYLE



PURCHASING ATTITUDES

Young Professional

Highly receptive to quality items and the quality/custom experience

Typically trend driven when selecting pieces, while maintaining a sense of being apart from "mainstream" style trends

DEMOGRAPHIC:
ADVENTURER

AGE: 18—30
HOUSEHOLD INCOME: ~$32K+
LIFESTYLE: TRAVEL, MUSIC, ADVENTURE



PURCHASING ATTITUDES

Active/action driven young adult

Receptive to impulse purchases

Highly receptive to quality experiences and resonates with the interruption message that looks to "show, not tell"

Likes bold, standout pieces that gets people talking about or to them

DEMOGRAPHIC:
ESTABLISHED

AGE: 25—38
HOUSEHOLD INCOME: ~$75K+
LIFESTYLE: ESTABLISHED, TRAVEL, FASHION



PURCHASING ATTITUDES

Established and professional

Less risky in fashion choices; will buy what is "in" but not trying to set the trend

Very receptive to the quality and durability of pieces; respect the design aspect

Appreciates versatility in their items and the ability to buy more pairs to stay "in trend"

Purchasing behavior comparison



Common Purchasing Behavior

$180.00 — Consumer buys brand name, designer glasses found at local boutique.

Loses Pair While Attending Festival

$50.00 — No warranty on loss with boutique; Consumer replaces lost pair with low quality, disposable pair.

Damaged: Pair Sat on and Broken

$320.00 — High end designer pair purchased while on a family vacation from boutique.

Pair Was Stolen at the Beach

$50.00 — Contact original manufacturer and 6-8 weeks processing time on pending replacement request; Quick replacement purchased before an extended roadtrip.

$600.00 year spend — Ending with 1 low quality frame in possession, replacement request denied since break not due to manufacturing defect.

Club Ellison Purchasing Behavior

$150.00 — Consumer buys Ellison frames & Membership to Club Ellison.

Loses Pair While Attending Festival

$75.00 — Consumer submits a claim and orders replacement high quality pair through Club Ellison; recieves free priority shipping.

Damaged: Pair sat on, submitted claim, & received free 2-way shipping. Fixed!

$75.00 — Second Club Ellison frame purchased in anticipation for upcoming family vacations; recieves free priority shipping.

Pair Was Stolen at the Beach

$75.00 — Consumer submits a claim and orders replacement of new style through Club Ellison before upcoming extended road trip; recieves free priority shipping.

$375.00 year spend — Ending with two high quality Ellison frames in possession and the ability to purchase more at Club Ellison Membership pricing.

6. Sales Channels.

We've expanded into over 60 brick-and-mortar stores, globally.

2017 has seen explosive growth. In addition to our expansion to over 60 brick-and-mortar stores globally, our biggest news is becoming the exclusive eyewear brand for **ALL** Marcus Lemonis Fashion Group retail stores.

The adventures don't stop there.

We have just had our second cross-country trip where we met with our larger corporate clients: **Amobee, Google, Coyote Logistics, SalesForce, Raise.com**, etc. and had one of our biggest sales month to date, reaching nearly 100K!



Ellison makes profit with a four-point sales strategy.

Wholesale and Pop-Up/Direct are our current main revenue generating channels given their higher upfront conversion rates and the branding opportunities available through additional exposure.

On the brick and mortar front, teams will be hired on to push efforts with monthly goals outlined. This channel's main purpose is brand development and testing to continue building the Ellison brand and image.

Current Sales By Channel
(All Totals in Dollars)



63K
WHOLESALE

91K
POP-UP

124K
ONLINE

Sales Since Inception
(All Totals in Dollars)



21.5K
2014

59K
2015

127K
2016

278K
2017 YTD

EXPECTED SALES
OF $475,000
IN 2017





Total Sales Since Inception by Channel
YTD & Projections

- Baseline business in wholesale

- Steady growth in pop-up
- Hyper focus on online sales
- Accelerated revenue growth in 2016 with introduction of ClubEllison
- 6,500 members with ~20% reocurring



7. Action Plan.



Our 5 to 10 year business plan is centered on new efficiencies within the Ellison consumer purchase funnel. With the Wholesale and Pop-Up processes streamlined, this sales channel is ready for growth and only requires a capital investment in order to advance our scaling efforts.

Ever improving experience

We're focused on investing in consumer experience across digital and offline sales touch points. This investment will help us become faster and cut overall costs related to product development without lowering the quality.

Data analysis

We have integrated more data and insights into our product development and online conversion strategy which we are seeing steady ROI from. Your investment will be used to make this area of our business even more sophisticated. We will be focusing heavily on Club Ellison, which is continually proving to be a significant growth and profit channel for our brand because there is nothing like this model currently available to consumers.

New market

We have successfully expanded our UVA and UVB protective Ellison BlueTech line as well as Ellison optics. Our success in this area has depleted our inventory in just three months and we need your investment to fill orders in this robust market opportunity: the eyewear market size is projected to reach $184.03 billion by 2024 (source: grandviewresearch)









ELLISON
BLUETECH

Radio Waves
Microwaves
Infared
Ultra Violet
X-rays
Gamma rays
30 mm
1 mm
10 nm
0.01 nm
Visible Light
700 nm
600 nm
500 nm
400 nm

Geographic expansion

By working with investors who have signature real estate, Ellison has taken advantage of these crucial retail locations to produce instant sales while saving costs on expensive retail overhead and rent expenses. Ellison recently took an investment from Roa Ventures which opened a store in Mykonos, Greece called (SunLust) within the day club Santanna Mykonos -- where we are reporting over 600 pairs sold monthly in just this one location. Our latest expansion has taken place with the help of The Profit's Marcus Lemonis, who has just welcomed us into his flagship retail chain throughout the USA.



8. Our Team.





ARISTOTLE LOUMIS
FOUNDER/CEO



JOHN ROA
PARTNER/TECHNOLOGIST



RAVI PATEL
CO-FOUNDER/GROWTH STRATEGIST



BRYANT KEIL
GROWTH STRATEGIST/FORMER CEO
FOUNDER POTBELLY



GREG LECHNER
GROWTH STRATEGIST/FORMER
VP LUXOTTICA/LENSCRAFTERS



Ellison was started by Aristotle Loumis, who set out to his home country of Greece to build a sunglasses company that creates the highest quality sunglasses in the market, with the best craftsmanship and unmatched materials.

We've brought together the people to get us where we need to be. Our team is made up of proven investors who have invested into the vision and market opportunity.

  

We partnered with a strategic group of proven investors like John Roa – an award winning entrepreneur and innovator in the technology and lifestyle space with his latest venture, AKTA being fully acquired Salesforce Inc. in September 2015.

Ravi Patel, another key investor, is the principle of BuiltByIowa Ventures and president of Hawkeye Hotel Group – one of the fastest growing, privately-owned hotel companies in the country.

Greg Lechner, industry giant in the eyewear space, former Vice President of Luxottica, Essilor, and LensCrafters, will be joining the executive team to build Ellison into a leader in the category.

From the beginning, Ellison has had a passion for superior product and a fixation with service and making the world better place to live. These values endure today.

9. Why Crowdfunding.

Since Ellison has been built by our loyal customers, we want to further strengthen that relationship. Equity crowdfunding is more personal than selling shares in the open market, allowing investors a stronger level of buy-in with the company.

When you invest in Ellison, you are investing in a company that actively seeks to improve the quality of life for communities around the globe.

We share this opportunity with our investors to get them involved in a social good whether it's providing eyesight to somebody in need or building homes for the refugee crisis in Greece or across poverty stricken areas in Latin America. We are here to do good, while having fun in the process.

Investment in Ellison is an investment in a growing brand, in dedication to product and service and in the strong ideals that guide

our business.

---

10. We Invite You To Join The Movement.

While we are laser focused on growing our business, we are bigger than just outfitting fashion eyewear protection.

We have lost things ourselves and we never forget how it burns. **We are turning this insight into a movement** and bringing people peace of mind, allowing them to live their life of adventure without worrying about the little things. We want you to be part of it - and invite you to join us for the ride.

"Entrepreneurship is a community sport."

-Aristotle Loumis, Ellison Founder

A SECOND CHANCE TO JOIN

THE NEXT LEADING BRAND

IN EYEWEAR



Invest in Ellison Eyewear

Team



Aristotle
Loumis

Founder/CEO

A dynamic, well versed, spirited visionary with a love of creating. Over seven years in the eyewear sector, deep knowledge in international trade/manufacturing, & known presence for his philanthropic endeavors gives him the

expertise to lead Ellison.

	John Roa	Partner / Technologist	John Roa is an award-winning entrepreneur and innovator in the technology and lifestyle space. He was founder and CEO of AKTA, a mobile and UX consulting firm, which was acquired by Salesforce in September 2015.
	Debbie Wong	Project Manager	
	Taylor Spoula	Community Manager	
	Teresa Bigelow	Public Relations Manager	
	Ian Friedman	Operations Manager	
	Lamar Land	Creative Director	
	Jeremy Brick	Brand Development	

	Ravi Patel	Co-Founder/Growth Strategist	Ravi Patel is an investor specializing in Ellison's growth. He is the principle of Built By Iowa Ventures and president of Hawkeye Hotels, one of the fastest growing, privately-owned hotel companies in the country.
	Greg Lechner	Ellison Growth Strategist/ Exec. Advisor	Former VP of Luxottica/LensCrafters. Built the leading global optical ecommerce retailer, Coastal.com, successfully sold the business to Essilor. BuiltLensCrafters/Luxottica ecommerce.
	Bryant Keil	Ellison Growth Strategist/Exec. Advisor	Founder and served as the Chief Executive Officer and Founding Chairman of Potbelly Corporation. Co-Chairman of 1871 and Chicagoland Entrepreneurial Center. 2007 Ernst & Young Entrepreneur of the Year award recipient.
	Alex Afshari	Ellison CFO/Exec. Advisor	CEO/Founder APA Financial Services. Spearheading the financial infrastructure and management for multiple fortune 500 companies, with an emphasis on high growth start-ups, responsible for multiple seven figure exits.

Perks

$75	$75 worth of equity, + digital thank you and one LIFETIME membership to Club Ellison.
$100	$100 worth of equity, one pair of 2nd generation eyewear + one LIFETIME membership to Club Ellison. We'll contact you at the end of the campaign to pick your style.

$275	$275 worth of equity, one pair of 3rd generation eyewear + one LIFETIME membership to Club Ellison. We'll contact you at the end of the campaign to pick your styles.
$550	$550 worth of equity, two pairs of 3rd generation eyewear + one LIFETIME membership to Club Ellison. We'll contact you at the end of the campaign to pick your styles.
$1,250	$1,250 worth of equity, two pairs of 4th generation eyewear (new arrivals) + personal fitting from Ellison Founder, + one LIFETIME membership to Club Ellison. We'll contact you at the end of the campaign to pick your styles.
$5,500	$5,500 worth of equity, two pairs of 4th generation eyewear (new arrivals) + in-person or digital meet n' greet with Ellison founder, + two LIFETIME membership to Club Ellison. We'll contact you at the end of the campaign to pick your styles.
$25,000	$25,000 worth of equity, 4-pack of 4th generation eyewear (new arrivals), + 4 LIFETIME memberships to Club Ellison, and invitation to lead or participate in the next Ellison Impact Travel Trip + receive additional investor benefits.
$50,000	$50,000 worth of equity, an advisory role, 4-pack of 4th generation eyewear (new arrivals), + 4 LIFETIME memberships to Club Ellison, and invitation to lead or participate in the next Ellison Impact Travel Trip + receive additional investor benefits.

FAQ

How do you	Very simple. After purchasing any one of our products at full retail price (online) you will be eligible

become a Club Ellison Member?	to become a ClubEllison Member for $10 -- a one time payment for annual coverage against loss, theft, or damage.
Can you redeem your ClubEllison membership perks in-store?	Currently, members can *only* redeem their membership perks **online** via WearEllison.com - we plan to develop processes/procedures and work closely with our retail brick-and-mortar stores to extend membership perks offline.
What is Club Ellison?	Club Ellison is a loyalty, exclusive membership program. Our promise is simple. Buy a pair at full price and you are automatically eligible to join our annual ClubEllison program and receive full access to current and future frames at exclusive membership pricing. This program is an annual membership with unlimited allowance. (*Member pricing is half off full retail*)
What makes Ellison products different?	Imagine replacing your Ray Ban sunglasses with plastic frames from the convenience store down the street. Not quite the same. You could just as easily drop another couple hundred dollars to replace those Prada sunglasses, but what happens the next time you lose or break them? People don't want to be hindered by the loss of their glasses, but they also don't want to settle for something cheap or of lesser quality. Ellison Sunglasses resolves the buyer's dilemma by providing affordable, high-end sunglasses that are beautifully crafted in Greece. It started when our founder, Aristotle Loumis, lost his own sunglasses while traveling abroad and realized this was a common annoyance that wasn't being addressed by major eyewear companies. Ellison is dedicated to quality, and value, every pair of Ellison's is handmade by our manufacturing team in the beautiful country of Greece. Our process includes several steps above industry standards to ensure that every pair is the highest quality before it leaves our hands, and arrives in yours.

How does Ellison make money?	Ellison makes profit with a four point sales strategy that is built around a direct to consumer approach.
	1) Wholesale
	2) Pop-Up-Shop
	3) Corporate
	4) Online & Direct (ClubEllison)
	Since inception, we've expanded into 65 brick-and-mortar stores, globally.
	Wholesale and Pop-Up/Direct are our current main revenue generating channels given their higher up-front conversion rates and the branding opportunities available through additional exposure.
	On the brick and mortar fronts, teams will be hired on to push efforts with monthly goals outlined. This channel's main purpose is brand development and testing to continue building the Ellison brand and image.
	Corporate events have become a high cash generating area -- essentially, a corporate client will purchase a set number of our Ellison products to gift their partners and/or employees. We will either ship directly to them, or host an in-person event. During a 2-3 hour corporate event we can generate ~$5k - 8k.
	Establishing new retailer connections as well as re-engaging the ones previously had has been very successful, as well. Reorder rates are very strong at %95 and our retail partners are loving our branding and marketing efforts.
	Q2 16' also saw the launch of ClubEllison Membership Program - Just weeks after launch, we are thrilled to announce that we have over 1200 members sign up for the program, with ~18% of those members already taking advantage of the membership perks and reordered. Since the ending of our last successful Republic campaign, Q1 2017, we have grown that user base to 6,500 members with ~20% reoccurring. We are seeking investment to continue building more sophisticated technology and back end tracking system in order for us to monitor and grow ClubEllison, as it is the most profitable and scalable avenue of growth.
How much do we donate?	We donate $1 from every product sold and 50%, or $5, from every Club Ellison membership sold to our "Give-Partners" Aravind Eye Care Systems.